December 4, 2019

Yong Yang
Chief Executive Officer
LOVE INTERNATIONAL GROUP, INC.
Room 161, 2nd Floor, No. 12 Building
1154 Kangqiao Road, Pu Dong New District
Shanghai, China

       Re: LOVE INTERNATIONAL GROUP, INC.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           Form 8-K Filed February 12, 2019
           File No. 0-55642

Dear Mr. Yang:

        We issued comments to you on the above captioned filing on October 25, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 16, 2019.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Adam Phippen at (202) 551-3336 or Bill Thompson at (202)
551-
3344 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services